Jinxuan Coking Coal Limited

South Zhonghuan Street 529, C-12, rooms 1204 and 1205

Taiyuan, Shanxi, PRC

October 31, 2017

Via E-Mail

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	Jinxuan Coking Coal Limited
Amendment 1 to Draft Registration Statement on Form F-1
Submitted September 8, 2017
CIK No. 0001715194

Dear Mr. Reynolds:

We are in receipt of your comment letter dated October 4, 2017 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by our responses:

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comments, we respectfully advised that no written communications have been presented to potential investors.

Prospectus Summary

Implications of Being an Emerging Growth Company, page 9

2.	Given that you are not filing on a domestic form, please tell us how you determined that you qualify to use the scaled disclosures available to smaller reporting companies. If you determine that you do not qualify, please revise your disclosures accordingly. Refer to General Instruction B.(f) to Form 20-F.

In response to the Staff’s comments, we respectfully advised that we did not use any scaled disclosures available to smaller reporting companies in the Registration Statement. As such, the Registration Statement has been revised to remove references of “smaller reporting companies” on pages 9 and 18 of Amendment No. 1.

Risk Factors, page 14

3.	You disclose on page 20 that you may not be able to distribute your assets upon liquidation and dividend payment will be subject to restrictions under Chinese foreign exchange rule. Please also include risk factor disclosures related to restrictions on the transfer of cash into and out of China, as well as on the exchange of currency, and discuss how this may constrain your liquidity and impede your ability to use cash in your operations, if true. Please also revise your liquidity section on page 36 to discuss these areas and provide the disclosures discussed in Rule 4-08(e) of Regulation S-X.

In response to the Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosures on pages 20, and 36 of Amendment No. 1.

4.	Please provide a risk disclosure that U.S. regulators’ ability to conduct investigations and inspections within China is limited.

In response to the Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosures on page 21 of Amendment No. 1.

Capitalization, page 29

5.	In the context of a no-minimum, best efforts offering, it does not appear appropriate to assume the sale of offered shares in the capitalization. Please revise to remove the as adjusted column, or advise.

In response to the Staff’s comments, the Registration Statement has been revised on page 29 of Amendment No. 1,

Dilution, page 30

6.	Please provide dilution information for varying levels of proceeds raised in the offering (e.g., 10%, 25%, 50%, 75% and 100%) in tabular format of Amendment No. 1.

In response to the Staff’s comments, the Registration Statement has been revised on page 30 of Amendment No. 1.

Results of Operations

Cost of Revenue, page 34

7.	Please disclose here and in your financial statement footnotes the statement of operations line item that includes inbound freight charges and purchasing and receiving costs. If these amounts are not included in cost of revenue, please tell us the amounts for each period presented and your basis in GAAP for excluding them. Refer to ASC 330-10-30-1.

In response to the Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosures on pages 34 and F-10 of Amendment No. 1.

Gross profit and gross margin, page 35

8.	We note from page 34 the gross margins appear to be different between your product sales to third parties and to a related party. Please revise to clarify and discuss the underlying reasons for the difference.

In response to the Staff’s comments, we respectful advise that “Cost of product sale from a related party” comprised US$2,794,596 of cost of product sales to a related party and US$1,854,550 of cost of product sales to third parties in the registration statement previously filed. We have revised the presentation of “Cost of revenue” in the financial statement on page F-4 of Amendment No.1 accordingly. We provide below, an integrated table evidencing the calculation of the respective gross margin for product sales to third parties and to a related party for the year ended December 31, 2016. Calculation for the year ended December 31, 2015 is not provided here since we did not have any cost of revenue from third parties revenues and related parties revenues, due to we only started generating product sales revenue in 2016.

	Revenue	Cost of Revenue	Gross Profit	Gross Margin
Product Sales to Third party	16,670,051	14,405,854	2,264,197	13.6%
Product Sales to Related party	2,919,696	2,794,596	125,100	4.3%
Total	19,589,747	17,200,450	2,389,297	12.2%

The difference in gross margins between that of product sales to third parties and that of product sales to a related party was attributable to the following factors.

First, when we first started sales in 2016, we had sold our products to our related party, a distributor rather than end customer, at a discounted price. We initially sold at a discounted price to break into the market and establish a reputation of the high quality of our products. Subsequently, once we quickly established ourselves, third party customers started to order our products directly from us and our sales increased significantly, we charged them with a non-discounted price higher than what was previously available to our related party.

Second, the coal market spot prices have maintained a steady upward trajectory in the last six months of 2016. Additionally, a majority of the sales to the third parties occurred from September to December of 2016, when the coal market spot prices were higher than the prices in June, July and August of 2016, when all sales to a related party occurred. As such, while we had maintained an inventory of our raw materials that have helped partially shield us from the increase in price of our raw materials, pursuant to our sales orders that allowed us to renegotiate sales price in the event that coal market spot prices deviated significantly from our contract prices, we had renegotiated our sales prices to track the steadily increasing coal market spot prices in the last six months of 2016, which enabled us to generate a higher revenue proportionately for our sales to third parties.

We have revised Amendment No. 1 on pages 34, and 35, to clarify and discuss the underlying reasons for the difference in gross margins.

Liquidity and Capital Resources, page 36

9.	You disclose on page eight that you plan to acquire suppliers of coking coal raw materials and expand your customer base in Shanxi Province between the years of 2017 and 2018. Please describe your material commitments for capital expenditures and indicate the general purpose of such commitments and the anticipated sources of funds needed to fill those commitments. Refer to Item 5.B.3 of Form 20-F. Alternatively, if true, state that you do not have material commitments for capital expenditures.

In response to the Staff’s comments, the Registration Statement has been revised. Please refer to page 36 of Amendment No. 1.

Business, page 56

Facilities, Properties, page 65

10.	Please describe the material terms of the lease agreement for your blending and manufacturing facility, including applicable termination provisions.

In response to the Staff’s comments, the Registration Statement has been revised on page 65 of Amendment No. 1.

Executive Compensation, page 74

11.	Please provide the disclosure required by Item 6.B of Form 20-F as required by Form F-1 regarding compensation paid by the operating company prior to incorporation of the Cayman Islands company or advise. Please refer to the Division’s Compliance and Disclosure Interpretation 217.12 on www.sec.gov.

In response to the Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosures on page 74 of Amendment No. 1.

Agreements with Named Executive Officers, page 74

12.	Please describe the material terms of the referenced employment agreements.

In response to the Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosures on page 74 of Amendment No. 1. We have also filed a form of employment agreement between us and our executive officers as exhibit 10.2.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

(j) Shipping and handling costs, page F-10

13.	Please disclose for each period presented the amount of shipping and handling expenses included in selling and marketing expenses. Refer to ASC 605-45-50-2.

In response to the Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosures on page F-10 of Amendment No. 1.

Exhibits

14.	Please file the final executed versions of your exhibits. Exhibits 3.1 and 3.2 appear to be undated.

In response to the Staff’s comments, we respectfully advise the Staff that Exhibits 3.1 and 3.2 will be executed prior to the closing of the offering pursuant to the Registration Statement. Please refer to revised Exhibits 3.1 and 3.2. We will file the final executed versions of Exhibits 3.1 and 3.2 prior to the closing of the offering.

We hope this response has addressed all of the Staff's concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel Ying Li, Esq. or Arila Zhou, Esq. of Hunter Taubman Fischer & Li LLC at yli@htflaywers.com or azhou@htflawyers.com.

Jinxuan Coking Coal Limited

By:	/s/ Xiangyang Guo
Name:	Xiangyang Guo
Title:	Chairman of the Board & Chief Executive Officer